UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sono Group N.V.

(Name of Issuer)

Ordinary shares, par value of €0.06 per share

(Title of Class of Securities)

N81409109

(CUSIP Number)

Jona Christians
Waldmeisterstraße 76
80935 Munich, Germany
+49 (0)89 4520 5818
jona.christians@sonomotors.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Jona Christians
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 19,237,500 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 19,237,500 (3)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,237,500 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (5)
14.	Type of Reporting Person (See Instructions) IN

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(1) These represent 17,816,447 ordinary shares and 1,421,053 high voting shares. High voting shares are convertible at any time by the holder thereof into common shares on a one-for-one basis, whereas common shares are not convertible into high voting shares under any circumstances. Each holder of common shares is entitled to one vote per common share and each holder of high voting shares is entitled to twenty-five votes per high voting share on all matters submitted to them for a vote.

(2) See Item 5. Although they do not share voting power, as a result of entering into a shareholder commitment letter, Jona Christians may be deemed to be a member of a “group” with Laurin Hahn, who also entered into the shareholder commitment letter and is separately reporting beneficial ownership on Schedule 13D.

(3) See footnote (1). Also see Item 4 of this Schedule 13D for the description of an undertaking by Jona Christians to transfer all his shares upon request of the Issuer and the custodian of the Issuer’s sole subsidiary, Sono Motors GmbH, respectively, to the Issuer and/or members of the management board of the issuer yet to be designated and to a trustee acting for the benefit of the creditors of Sono Motors GmbH.

(4) See footnote (1).

(5) The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 108,667,115 outstanding shares (being the sum of 105,667,115 common shares and 3,000,000 high voting shares) of the Issuer outstanding as a single class as of November 20, 2023, assuming conversion of all high voting shares into common shares. The voting power of the shares beneficially owned represent 29.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding common shares and high voting shares as a single class as of November 20, 2023.

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EXPLANATORY NOTE

Item 1. Security and Issuer

The issuer of the shares is Sono Group N.V., a public company with limited liability under Dutch law (naamloze vennootschap) (the “Issuer”). The Issuer’s shares consist of ordinary shares with a par value of €0.06 per share (the “Ordinary Shares”) and high voting shares (the “High Voting Shares”). Each holder of Ordinary Shares is entitled to one vote per Ordinary Share and each holder of High Voting Shares is entitled to twenty-five votes per High Voting Share on all matters submitted to them for vote. High Voting Shares are convertible at any time by the holder thereof into Ordinary Shares on a one-for-one basis. Ordinary Shares are not convertible into High Voting Shares under any circumstances.

The address of the principal executive offices of the Issuer is Waldmeisterstraße 76, 80935 Munich, Germany; its telephone number is +49 (0)89 4520 5818.

Item 2. Identity and Background

(a)        This Schedule 13D is being filed by Jona Christians (the “Reporting Person”). Pursuant to Rule 13d-1(d), the Reporting Person previously filed a Schedule 13G in relation to his beneficial ownership of shares of the Issuer on February 14, 2022.

(b)        The principal business address for the Reporting Person is Waldmeisterstraße 76, 80935 Munich, Germany.

(c)        The present principal occupation of the Reporting Person is serving as the Co-Chief Executive Officer and member of the management board of the Issuer and as the Co-Chief Executive Officer and Managing Director of Sono Motors GmbH (the “Subsidiary”). The business address of the Issuer and the Subsidiary is Waldmeisterstraße 76, 80935 Munich, Germany.

(d)        The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)        During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The Reporting Person is a citizen of the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration

No shares were purchased by the Reporting Person or Laurin Hahn (see Item 5) in connection with the Shareholders Commitment Letter (as defined below) giving rise to the filing of this Schedule 13D, and thus no funds were used by the Reporting Person or Laurin Hahn for such purpose. The Reporting Person and Laurin Hahn – the Issuer’s co-founders and co-CEOs (collectively, the “Founders”) – entered into a Shareholders Commitment Letter, effective as of November 20, 2023 (the “Shareholders Commitment Letter”) with the Issuer and the Subsidiary as a condition to the willingness of YA II PN, Ltd. (“Yorkville”) to enter into the Yorkville Agreements (as defined in Item 4) and the Transactions (as defined in Item 4) to allow the Issuer to exit from insolvency proceedings in Germany. Under the terms of the Shareholders Commitment Letter, each Founder in his respective capacity as a shareholder of the Issuer agrees (i) to attend the Issuer’s upcoming annual general meeting of shareholders, which has been convened for December 29, 2023 (the “AGM”), either in person or represented by proxy, (ii) not to transfer any shares and/or voting rights such Founder holds in the capital of the Issuer prior to the AGM, (iii) to exercise the voting rights on all the shares in the capital of the Issuer held by such Founder in favor of all proposed resolutions. In addition, in the event that one or more subsequent general meetings of the Issuer are convened or deemed necessary to give full effect to the Transactions and/or the Agenda Items (as defined in Item 4), each Founder further agrees in his capacity as a shareholder of the Issuer to comply with the requirements of (i) - (iii) above with respect to such subsequent general meeting(s) and to exercise such Founder’s voting rights in the capital of the Issuer at such subsequent general meeting(s) in such manner so as to give effect to the Transactions and/or the Agenda Items in the fullest possible manner.

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The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Shareholders Commitment Letter, a copy of which is filed as Exhibit 1 and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

The Issuer entered into certain investment-related agreements (the “Yorkville Agreements”), effective November 20, 2023, between the Issuer and Yorkville, pursuant to which Yorkville has committed to provide financing to the Issuer subject to the satisfaction of certain conditions precedent. The aim of the Yorkville Agreements and the transactions contemplated therein (the “Transactions”) is the planned restructuring of the Issuer and the Subsidiary (collectively, the “Companies”), in connection with the Companies’ respective self-administration proceedings currently before the insolvency court of the local court of Munich, Germany.

Under the terms of Section 2 “General Meeting” of the Shareholders Commitment Letter, each Founder has agreed, as stated in Item 3, to exercise the voting rights on all the shares in the capital of the Issuer held by such Founder in favor of all proposed resolutions at the Issuer’s upcoming AGM, convened for December 29, 2023, and, if subsequent general meetings of the issuer are convened or deemed necessary, to exercise the voting rights on all the shares in the capital of the Issuer held by such Founder in such manner so as to give effect to the Transactions and/or, to the extent not included in the AGM, the following agenda items (the “Agenda Items”):

1.	any proposed changes to the composition of the Issuer’s management board and/or supervisory board;

2.	adoption of the annual accounts of the Issuer for the financial year 2022, including the consolidated accounts of its group;

3.	to the extent legally required, the adoption of the half-year accounts of the Issuer, including the consolidated accounts of its group;

4.	appointment of an auditor for the financial year 2023/2024; and

5.	to the extent included in the agenda of the AGM:

a.	the approval of the repurchase of shares in the share capital of the Issuer by the Issuer and/or the Subsidiary;

b.	the approval of a cancellation of shares by the Issuer held by the Issuer and/or the Subsidiary; and

c.	any proposed changes to the articles of association of the Issuer required in connection with the Transactions or any of the foregoing subjects as well as the authorization to execute the notarial deed of amendment.

The following agenda items may be presented in subsequent general meetings, and the Founders have covenanted to vote in favor of them insofar as they further the effectiveness of the Transactions:

1.	a reduction in the nominal value per Ordinary Share of the Issuer from €0.06 to €0.01 per Ordinary Share or such lower amount as may be legally permissible and, for the avoidance of doubt, without any (re)payment or distribution to shareholders;

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2.	a reverse stock split without cash components after good faith consultation with Yorkville;

3.	any amendment of the articles of association necessary to increase the authorized capital of the Issuer up to 600 million Ordinary Shares; and

4.	the agreed upon steps to the restructuring agreement becoming effective.

In addition, under the terms of Section 3 “Transfer of Shares” of the Shareholders Commitment Letter:

●	The Reporting Person has undertaken to sell and transfer, if so requested, (i) 6,118,749 Ordinary Shares to a trustee to be appointed for the benefit of the creditors of the Subsidiary and (ii) 8,197,698 Ordinary Shares and all of its High Voting Shares in the Issuer to the Issuer and/or the new members of the management board to be appointed for the Issuer.

●	Laurin Hahn has undertaken to sell and transfer, if so requested, (i) 7,187,500 Ordinary Shares to a trustee to be appointed for the benefit of the creditors of the Subsidiary and (ii) 9,108,553 Ordinary Shares and all of his High Voting Shares in the Issuer to the Issuer and/or the new members of the management board to be appointed for the Issuer.

The new members of the management board of the Issuer have not yet been selected.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Shareholders Commitment Letter, a copy of which is filed as Exhibit 1 and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

(a,b)

The responses of the Reporting Person with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which such Reporting Person has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

As a result of entering into the Shareholder Commitment Letter, the Reporting Person may be deemed to be a member of a “group” pursuant to Section 13(d) of the Exchange Act with Laurin Hahn, who also entered into the Shareholder Commitment Letter and who is separately reporting beneficial ownership of shares of the Issuer on Schedule 13D.

Laurin Hahn owns 21,375,000 shares of the Issuer, of which 1,578,947 shares are High Voting Shares. Laurin Hahn owns 18.2% of the Ordinary Shares of the Issuer and 52.6% of the High Voting Shares of the Issuer. The voting power of the shares owned by Laurin Hahn represent 32.8% of the total outstanding voting power (see footnote (4) for an explanation of the calculation).

The Reporting Person and Laurin Hahn in aggregate own 40,612,500 shares, representing 37,612,500 Ordinary Shares and 3,000,000 High Voting Shares. This aggregate amount represents 37.4% of the outstanding shares and 62.3% of the total voting power of the shares (see footnote (4) for an explanation of the calculation).

The information set forth in Items 2, 3 and 4 above is hereby incorporated by reference.

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See Item 4 of this Schedule 13D for the description of undertakings by the Reporting Person and Laurin Hahn to transfer certain of their respective shares upon request of the Issuer and the custodian of the Subsidiary, respectively, to members of the management board of the Issuer yet to be designated and to a trustee acting for the benefit of the creditors of the Subsidiary.

(c)        Except as set forth in this Schedule 13D, neither the Reporting Person, nor, to the knowledge of the Reporting Person, Laurin Hahn, has effected any transactions with respect to the shares of the Issuer during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3, 4, and 5 are hereby incorporated by reference in their entirety.

To the best knowledge of the Reporting Person, other than described in Items 3, 4, and 5, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Shareholders Commitment Letter issued by the Reporting Person and Laurin Hahn and agreed to and acknowledged by Sono Group N.V. and Sono Motors GmbH, dated November 17, 2023 and effective as of November 20, 2023

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2023	By:	/s/ Jona Christians
Jona Christians